Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 10, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated April 26, 2018, and Supplement No. 6 dated August 24, 2018, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of August 2018;
(3)	information regarding the share redemption limit; and
(4)	recent real property acquisitions.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of August 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 957,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $17.7 million, consisting of approximately 890,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $16.5 million ($6.9 million in W Shares, $7.3 million in A Shares, and $2.3 million in I Shares), and approximately 67,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.2 million. As of August 31, 2018, we had accepted investors’ subscriptions for, and issued, approximately 37.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $678.3 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of August 2018 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
August 1, 2018	$18.27	$18.02	$18.48
August 2, 2018	$18.28	$18.02	$18.49
August 3, 2018	$18.28	$18.02	$18.49
August 6, 2018	$18.28	$18.02	$18.49
August 7, 2018	$18.28	$18.02	$18.49
August 8, 2018	$18.27	$18.02	$18.49
August 9, 2018	$18.28	$18.02	$18.49
August 10, 2018	$18.28	$18.02	$18.49
August 13, 2018	$18.28	$18.02	$18.49
August 14, 2018	$18.28	$18.02	$18.49
August 15, 2018	$18.27	$18.01	$18.49
August 16, 2018	$18.27	$18.01	$18.49
August 17, 2018	$18.29	$18.03	$18.50
August 20, 2018	$18.31	$18.05	$18.52
August 21, 2018	$18.25	$17.99	$18.46
August 22, 2018	$18.25	$17.99	$18.46
August 23, 2018	$18.25	$17.99	$18.46
August 24, 2018	$18.25	$17.99	$18.46
August 27, 2018	$18.25	$17.99	$18.46
August 28, 2018	$18.18	$17.92	$18.40
August 29, 2018	$18.18	$17.92	$18.39
August 30, 2018	$18.18	$17.92	$18.39
August 31, 2018	$18.18	$17.92	$18.39
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colenetlease.com/income-nav#summary.
Please refer to “Valuation Policies” beginning on page 97 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of June 30, 2018, our NAV was $536,987,085. As of July 1, 2018, the redemption limit for the quarter ending September 30, 2018 was 10% of our NAV as of June 30, 2018. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of September 1, 2018 has not been reduced below 10% of our NAV as of June 30, 2018. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption limitations” on page 192 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 19 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 79 of the prospectus, and describes activity that occurred subsequent to the activity as of July 31, 2018 previously disclosed in our prospectus, as supplemented.
As of August 31, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 152 properties, acquired for an aggregate purchase price of $894.8 million, located in 35 states, consisting of seven anchored shopping centers, 122 retail, 14 industrial and distribution, and nine office properties, comprising approximately 5.7 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between August 1, 2018 and August 31, 2018. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

3
INAV-SUP-7I